UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nam Tai Property Inc.
(Name of Issuer)

COMMON SHARES, $0.01 PAR VALUE
(Title of Class of Securities)

629865 205
(CUSIP Number)

IAT Reinsurance Company Ltd.
Attn: David Pirrung
4200 Six Forks Road
Suite 1400
Raleigh, NC 27609
(919) 833-1600

Baker McKenzie LLP
Attn: Mark Mandel and Thomas Rice
452 Fifth Avenue
New York, NY 10018
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Peter R. Kellogg I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000

	8	SHARED VOTING POWER
12,533,246

	9	SOLE DISPOSITIVE POWER
200,000

	10	SHARED DISPOSITIVE POWER
12,533,246

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,733,246

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.90%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Goose Creek Capital, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 81-4619377

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A1

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,111,252

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,111,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,111,252

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Goose Creek Capital, Inc. has not purchased any shares directly and does not own any shares directly.

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Cynthia Kellogg I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,208,994

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,208,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,208,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Kellogg Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 37-6495327

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Myth & Barnegat Restoration Society I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 45-5575835

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Kirkland Trust "A" I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 65-6147584

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
IAT Reinsurance Company Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0121674

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,111,252

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,111,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,111,252[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

2 IAT Reinsurance Company Ltd. owns 5,306,943 shares directly.

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
IAT Insurance Group , Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 56-1171691

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,479,309

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,479,309

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,479,309[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

2 IAT Insurance Group, Inc. owns 2,479,309 shares directly.

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Harco National Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-6108721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
700,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
TransGuard Insurance Company of America, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 36-3529298

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
550,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Commercial Alliance Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 76-0560701

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
150,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Acceptance Indemnity Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 47-0719425

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Acceptance Casualty Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 47-0792732

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
150,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Occidental Fire & Casualty Company of North Carolina I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 84-0513811

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
565,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
565,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
565,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
Wilshire Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 56-1507441

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
400,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.72%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS
International Fidelity Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 22-1010450

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
210,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
210,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
210,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

EXPLANATORY NOTE

This Amendment to Schedule 13D (this "Amendment 2") relates to common shares, US$0.01 par value ("Common Shares"), of Nam Tai Property Inc., a business company incorporated under the laws of the British Virgin Islands (the "Company"), and amends the report of beneficial ownership originally dated September 11, 2020, and amended on November 30, 2021.  This Amendment 2 is filed to report various transactions that resulted in an increase in the number of shares of Common Stock beneficially owned by the Reporting Persons.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is supplemented by the following:

The business address of each director and executive officer of IAT Insurance Group, Inc. is 4200 Six Forks Road Suite 1400 Raleigh, NC 27609 and each such person is a citizen of the United States. The defined term "IAT Companies" is revised to include IAT Insurance Group, Inc. The defined term "Covered Person" is revised to include each director and executive officer of IAT Insurance Group, Inc.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented by the following:

The Common Shares purchased by IAT Reinsurance Company Ltd. ("IAT") at the Closing (as defined below) pursuant to the Purchase Agreement (as defined below) as described in Item 4 of this Amendment 2 were purchased from general working capital. A total of $5,000,000 was paid to acquire the 2,857,143 Common Shares at the Closing.

The information included in Item 4 is incorporated by reference into this Item 3 in respect of the additional issuance of 2,479,309 shares to IAT Insurance Group, Inc. (“IATIG”) in exchange for the cancellation of $4,338,791 of the principal and accrued but unpaid interest outstanding under a promissory note between the Company, as borrower, and IATIG, as lender, at a price per share of $1.75 (the "Exchange Transaction").

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the following:

Private Placement

On April 5, 2023, IAT and certain other purchasers (collectively, the "Purchasers") entered into a securities purchase agreement with the Company (the "Purchase Agreement"), pursuant to which the Company agreed, among other things and subject to the terms and conditions set forth in the Purchase Agreement, to issue and sell 2,857,143 Common Shares (the "Purchased Shares") to IAT, in a private placement (the "PIPE Transaction"), at a price of $1.75 per Common Share for an aggregate purchase price of $5,000,000. The PIPE Transaction closed on April 6, 2023 (the "Closing").

Pursuant to the terms of the Purchase Agreement, promptly following such time as when the Company is able to file registration statements on any available forms with the Securities and Exchange Commission (the "SEC"), the Company and the Purchasers will use their commercially reasonable efforts to enter into a registration rights agreement, in a form to be mutually agreed upon, whereby the Company shall prepare and file with the SEC a registration statement covering the resale of the Purchased Shares and any other Common Shares then held by any Purchaser or any of its affiliates for an offering to be made on a continuous basis pursuant to Rule 415 and to use its commercially reasonable efforts to cause such resale registration statement to be declared effective.

In connection with the PIPE Transaction, on April 5, 2023, IAT and the other Purchasers, severally and not together with any other Purchaser, entered into a letter agreement with the Company (the "Letter Agreement"), pursuant to which IAT agreed not to take any action that would, directly or indirectly, result in the removal of, or have the effect of removing, Yu Chunhua, the Company’s Chief Executive Officer, as the executive director and legal representative of Nam Tai Investment (Shenzhen) Co. Limited, a subsidiary of the Company in the People’s Republic of China, for a specified length of time.

Promissory Note Exchange

On April 5, 2023, the Company and IATIG entered into an Exchange and Amendment Agreement (the "Exchange Agreement") pursuant to which the Company issued 2,479,309 shares to IATIG, in exchange for the cancellation of $4,338,791 of the principal and capitalized interest outstanding under a promissory note between the Company, as borrower, and IATIG, as lender, at a price per share of $1.75.

In connection with the Exchange Agreement, the parties also amended the original promissory note by entering into an amended and restated promissory note dated April 1, 2023, with IATIG (the “Amended Promissory Note”). The Amended Promissory Note reflects the reduction in principal as discussed above, such that the principal outstanding under the Amended Promissory Note with IATIG is US $12 million. The Amended Promissory Note, among other things, extends the maturity date to January 11, 2026 and provides the Company with the option, on a go forward basis, to pay interest on the loans evidenced by the Amended Promissory Note with Common Shares of the Company calculated at the 30 day volume weighted average price.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, the Exchange Agreement and the Amended Promissory Note incorporated by reference as Exhibits to this Schedule 13D/A and incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and supplemented by the following:

As of the close of business on April 7, 2023, each the Reporting Persons may be deemed, as a group, to beneficially own an aggregate of 12,733,246 Common Shares, which represents roughly 22.90% of the 55,594,875 Common Shares outstanding as of April 7, 2023, which is the total number of Common Shares outstanding as reported to IAT after giving effect to the PIPE Transaction and the Exchange Transaction.

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used in this Schedule 13D are calculated based upon 55,594,875 Common Shares outstanding immediately after giving effect to the PIPE Transaction, the Exchange Transaction and certain other transactions as provided by the Company to the Reporting Persons.

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Other than as described in Item 4, the Reporting Persons did not enter into any transactions in the Common Shares within the past sixty days.

Item 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information disclosed in Item 4 is incorporated herein by reference.

Item 7:	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit	Description
99.1	Amended Joint Filing Agreement and Power of Attorney of the Reporting Persons

99.2
Securities Purchase Agreement, dated April 5, 2023, by and among Nam Tai Property Inc. and each of those persons listed as a purchaser on the schedule thereto (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on April 7, 2023).

99.3
Exchange and Amendment Agreement, dated April 5, 2023, by and among the Nam Tai Property Inc. and IAT Insurance Group, Inc.  (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K filed on April 7, 2023).

99.4	Letter Agreement, dated April 5, 2023, by and among Nam Tai Property Inc., Oasis Management Company Ltd., IAT Reinsurance Company Ltd., IsZo Capital Management LP and Prescott Group Aggressive Small Cap Master Fund GP. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K filed on April 7, 2023).

99.5	Amended and Restated Promissory Note, dated April 1, 2023, by and among Nam Tai Property Inc. and IAT Insurance Group, Inc. (incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 6-K filed on April 7, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2023

/s/David Pirrung (attorney in fact)
Peter R. Kellogg

/s/ David Pirrung (attorney in fact)
Cynthia Kellogg

Goose Creek Capital, Inc.

	By:	/s/David Pirrung
Name: David Pirrung
Title: Chief Financial Officer

IAT Reinsurance Company Ltd.

	By:	/s/David Pirrung
Name: David Pirrung
Title: Chief Financial Officer

Kellogg Family Trust

	By:	/s/ David Pirrung (attorney in fact)
Name: Charles K. Kellogg
Title: Trustee

Kirkland Trust "A"

	By:	/s/ David Pirrung (attorney in fact)
Name: Cynthia Kellogg
Title: Trustee

Harco National Insurance Company

	By:	/s/David Pirrung
Name: David Pirrung
Title: President

TransGuard Insurance Company of America, Inc.

	By:	/s/David Pirrung
Name: David Pirrung
Title: President

Commercial Alliance Insurance Company

	By:	/s/David Pirrung
Name: David Pirrung
Title: President

Acceptance Indemnity Insurance Company

By:	/s/David Pirrung
Name: David Pirrung
Title: President

Acceptance Casualty Insurance Company

By:	/s/David Pirrung
Name: David Pirrung
Title: President

Occidental Fire & Casualty Company of North Carolina

By:	/s/David Pirrung
Name: David Pirrung
Title: President

Wilshire Insurance Company

By:	/s/David Pirrung
Name: David Pirrung
Title: President

International Fidelity Insurance Company

By:	/s/David Pirrung
Name: David Pirrung
Title: President

Myth & Barnegat Restoration Society

By:	/s/ David Pirrung (attorney in fact)
Name: Peter R. Kellogg
Title: Director

IAT Insurance Group, Inc.

By:	/s/David Pirrung
Name: David Pirrung
Title: Chief Financial Officer